
Mail Stop 3720

April 23, 2009

Via: US Mail and Fax

Ms. Jacqueline Winwood, President
Wired Associates Solutions, Inc.
14205 SE 36th Street, Suite 100 #172,
Bellevue, WA 98006

> **Re: Wired Associates Solutions, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on March 12, 2009**
> **File No. 0-53161**

Dear Ms Wood:

We issued comments to you on the above captioned filing on March 12, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 8, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 8, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief